ALTAIR NANOTECHNOLOGIES INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923


03029817

August 14, 2003


SEC MAIL PROCESSING
RECEIVED
SEP - 4 2003
WASH. D.C. 188 SECTION

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

SUPPL

Re: Exemption No. 82-1770

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended June 30th, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

ALTAIR NANOTECHNOLOGIES INC.


PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

Per: George A. Duguay

GAD/cd

Encl.

dlw 9/8

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES

Interim Financial Statements

(Expressed in United States Dollars)

(Unaudited)

Six Months Ended June 30, 2003

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited)

	June 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,032,248	$ 244,681
Accounts receivable	536	132,859
Other current assets	26,742	22,598
Total current assets	1,059,526	400,138
Property, Plant and Equipment, net	6,973,068	7,349,818
Patents and Related Expenditures, net	1,103,409	1,146,249
Other Assets	18,200	18,200
Total Assets	$ 9,154,203	$ 8,914,405
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 448,582	$ 455,246
Accrued liabilities	242,366	149,257
Note payable - current portion	853,711	-
Total current liabilities	1,544,659	604,503
Note Payable, Long-Term Portion	2,594,006	3,905,040
Commitments and Contingencies (Notes 1, 3, 4 and 5)		
Stockholders' Equity		
Common stock, no par value, unlimited shares authorized; 37,282,787 and 30,244,348 shares issued and outstanding at June 30, 2003 and December 31, 2002	47,226,583	43,787,850
Deficit accumulated during the development stage	(42,211,045)	(39,382,988)
Total Shareholders' Equity	5,015,538	4,404,862
Total Liabilities and Shareholders' Equity	$ 9,154,203	$ 8,914,405

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Period April 9, 1973 (date of inception) to June 30,
	2003	2002	2003	2002	2003
Sales	$ 4,434	$ 4,734	$ 24,711	$ 53,671	$ 321,022
Cost of sales	938	1,151	15,888	31,326	127,646
Gross Margin	3,496	3,583	8,823	22,345	193,376
Operating Expenses					
Mineral exploration and development	15,167	206,589	43,881	358,777	6,561,523
Research and development	202,388	164,040	415,181	302,649	4,131,277
Professional services	157,208	229,367	341,566	455,440	3,618,008
General and administrative expenses	599,050	638,086	1,156,888	1,246,214	15,364,685
Depreciation and amortization	218,359	285,702	436,984	571,401	5,952,106
Asset impairment	-	2,759,956	-	2,759,956	2,759,956
Total operating expenses	1,192,172	4,283,740	2,394,500	5,694,437	38,387,555
Loss from Operations	1,188,676	4,280,157	2,385,677	5,672,092	38,194,179
Other (Income) Expense:					
Interest expense	146,119	308,539	266,292	596,837	4,801,631
Interest income	(204)	(832)	(384)	(1,534)	(816,329)
Loss (gain) on foreign exchange	-	390	-	390	(557,942)
Loss on extinguishment of debt	-	-	-	-	914,667
Gain on forgiveness of debt	-	-	-	-	(795,972)
Loss on redemption of convertible debentures	-	-	-	-	193,256
Total other expense, net	145,915	308,097	265,908	595,693	3,739,311
Net loss	1,334,591	4,588,254	2,651,585	6,267,785	41,933,490
Preferential Warrant Dividend	176,472	-	176,472	-	277,555
Net Loss Applicable to Shareholders	$ 1,511,063	$ 4,588,254	$ 2,828,057	$ 6,267,785	$ 42,211,045
Loss per common share - Basic and diluted	$ 0.04	$ 0.19	$ 0.09	$ 0.27	$ 4.80
Weighted average shares - Basic and diluted	35,287,020	24,021,819	32,920,570	23,435,395	8,794,046

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002	Period April 9, 1973 (date of inception) to June 30, 2003
Cash flows from exploration activities:			
Net loss	$ (2,651,585)	$ (6,267,785)	$ (41,933,490)
Adjustments to reconcile net loss to net cash used in exploration activities:			
Depreciation and amortization	436,984	571,401	5,952,106
Shares issued for services	89,298	-	392,724
Shares issued for interest	97,037	160,985	1,213,072
Issuance of stock options to non-employees	30,256	4,732	3,061,397
Issuance of stock options to employees	-	-	78,220
Issuance of stock warrants	37,066	108,556	961,927
Amortization of discount on note payable	88,966	215,179	888,655
Amortization of debt issuance costs	-	220,674	504,567
Asset impairment	-	2,759,956	2,759,956
Loss on extinguishment of debt	-	-	914,667
Loss on redemption of convertible debentures	-	-	193,256
Gain on forgiveness of debt	-	-	(795,972)
Loss on disposal of fixed assets	-	-	1,945
Gain on foreign currency translation	-	-	(559,179)
Deferred financing costs written off	-	-	515,842
Changes in assets and liabilities (net of effects of acquisition):			
Accounts receivable	132,323	(7,495)	(536)
Other current assets	(4,144)	23,665	1,707,856
Other assets	-	(2,000)	(170,720)
Trade accounts payable	(6,664)	115,216	334,083
Accrued liabilities	93,109	590,100	87,651
Deferred revenue	-	(40,972)	-
Net cash used in exploration activities	(1,657,354)	(1,547,788)	(23,891,973)
Cash flows from investing activities:			
Asset acquisition	-	-	(9,625,154)
Purchase of property and equipment	(17,394)	(57,730)	(3,678,819)
Purchase of patents and related expenditures	-	-	(1,882,187)
Net cash used in investing activities	(17,394)	(57,730)	(15,186,160)

(continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002	Period April 9, 1973 (date of inception) to June 30, 2003
Cash flows from financing activities:			
Issuance of common shares for cash, net of issuance costs	$ 2,367,103	$ 1,125,000	$ 23,875,884
Collection of stock subscription receivable	-	-	561,300
Issuance of shares under Employee Stock Purchase Plan	277,212	-	369,395
Issuance of convertible debenture	-	-	5,000,000
Proceeds from exercise of stock options	98,000	-	2,806,491
Proceeds from exercise of warrants	-	300,477	4,917,805
Issuance of related party notes	-	6,243	174,243
Issuance of notes payable	-	-	19,130,540
Payment of notes payable	(280,000)	-	(13,823,579)
Payment of related party notes	-	(149,243)	(174,243)
Payment on capital lease	-	(2,312)	(27,075)
Purchase of call options	-	-	(449,442)
Redemption of convertible debentures	-	-	(2,250,938)
Net cash provided by financing activities	2,462,315	1,280,165	40,110,381
Net increase (decrease) in cash and equivalents	787,567	(325,353)	1,032,248
Cash and cash equivalents, beginning of period	244,681	599,884	None
Cash and cash equivalents, end of period	$ 1,032,248	$ 274,531	$ 1,032,248
Supplemental disclosures:			
Cash paid for interest	$ 80,289	None	
Cash paid for income taxes	None	None	

Supplemental schedule of non-cash investing and financing activities:

For the six months ended June 30, 2003:

- We issued 681,994 common shares to Doral 18, LLC in payment of $266,290 of principal on our note payable.
- We repriced warrants, held by a shareholder, for 796,331 common shares. The repriced warrants have an incremental fair value of $176,472 and have been accounted for as a preferential warrant dividend.

For the six months ended June 30, 2002:

- None

(concluded)

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1. Basis of Preparation of Financial Statements

These unaudited interim financial statements of Altair Nanotechnologies Inc. and its subsidiaries (collectively, "Altair", "we" or the "Company") have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, so long as the statements are not misleading. In the opinion of Company management, these financial statements and accompanying notes contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods shown. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Commission on March 17, 2003.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, we incurred net losses of $2,651,585 for the six months ended June 30, 2003, and since the date of inception have incurred cumulative net losses of $41,933,490. At June 30, 2003, current liabilities exceeded current assets by $485,133. These factors, among others, may raise substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements do not include certain adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing or refinancing as may be required, to develop commercially viable products and processes, and ultimately to establish successful operations. We are in the process of developing and commercializing ceramic oxide nanoparticle products that are made with our titanium processing technology. The recoverability of amounts capitalized as property and equipment and patents and related expenditures is dependent upon our ability to successfully develop and commercialize these products.

At June 30, 2003, we had cash and cash equivalents of $1,032,248, and during the period July 1, 2003 through August 7, 2003 we received net proceeds of $757,795 from sales of common shares and warrants. These amounts of cash are sufficient to fund our basic operations through December 2003. In order to conserve cash, we have reduced our cash expenditures to the extent possible without significantly affecting our development efforts with respect to the titanium processing technology. We will require additional financing during December 2003 in order to provide working capital to fund our day-to-day operations.

Because our projected near-term sales of nanoparticle products are minimal, we expect to generate such funds through additional private placements of our common stock and warrants to purchase our common stock or other debt or equity securities. As of August 7, 2003, we have no commitments to provide additional financing or to purchase a significant quantity of nanoparticle products. If we are unable to obtain financing on a timely basis, we may be forced to more significantly curtail and, at some point, discontinue operations.

The results of operations for the three- and six-month periods ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

Note 2. Summary of Significant Accounting Policies

Net Loss Per Common Share - Basic net loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The existence of stock options, warrants, and convertible securities affects the calculation of loss per share on a fully diluted basis. When a net loss

is reported, the number of shares used for basic and diluted net loss per share is the same since the effect of including the additional common stock equivalents would be antidilutive.

Long-Lived Assets - We evaluate the carrying value of long-term assets, including intangibles, when events or circumstance indicate the existence of a possible impairment, based on projected undiscounted cash flows, and recognize impairment when such cash flows will be less than the carrying values. Measurement of the amounts of impairments, if any, is based upon the difference between carrying value and fair value. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or continuing technology rights protection.

Deferred Income Taxes - We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes. We have recorded a valuation allowance against all net deferred tax assets.

Recent Accounting Pronouncements - In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, which requires asset retirement obligations to be recognized when they are incurred and displayed as liabilities. SFAS No. 143 is effective for the year ending December 31, 2003. We adopted SFAS No. 143 on January 1, 2003. The impact was not significant on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. We adopted this statement effective January 1, 2003 but have elected, as permitted under SFAS No. 123, to continue to follow the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and to furnish the pro forma disclosures required under SFAS No. 148.

On April 30, 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have an impact on the consolidated financial statements.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity*, was issued in May 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity in its statement of financial position. SFAS No. 150 is effective for the Company for new or modified financial instruments beginning June 1, 2003, and for existing instruments beginning August 1, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the consolidated financial statements.

Stock-Based Compensation - We have elected to follow the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. To estimate compensation expense that would be recognized under SFAS 123, we have used the modified Black-Scholes option pricing model. If we had accounted for our stock options using the accounting method prescribed by SFAS 123, our net loss and loss per share would be as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Net loss applicable to shareholders (basic and diluted) as reported	$ 1,511,063	$ 4,588,254	$ 2,828,057	$ 6,267,785
Deduct: stock-based employee compensation expense included in reported net loss, net of related tax effects	-	-	-	-
Add: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	69,362	104,016	77,997	142,663
Pro forma net loss applicable to shareholders	$ 1,580,425	$ 4,692,270	$ 2,906,054	$ 6,410,448
Loss per common share (basic and diluted):				
As reported	$ 0.04	$ 0.19	$ 0.09	$ 0.27
Pro forma	$ 0.04	$ 0.20	$ 0.09	$ 0.27

Note 3. Common Stock

Common stock transactions during the six months ended June 30, 2003 were as follows:

	Common Stock	
	Shares	Stated Amount
Balance, December 31, 2002	30,244,348	$ 43,787,850
Shares issued for cash	5,162,402	2,367,103
Stock options issued to non-employees		30,256
Shares issued for services	213,102	89,298
Stock warrants issued		37,066
Shares issued under Employee Stock Purchase Plan	598,322	277,212
Shares issued for settlement of debt	681,994	266,290
Shares issued for interest	242,619	97,037
Exercise of stock options	140,000	98,000
Preferential warrant dividend		176,472
Balance, June 30, 2003	37,282,787	$ 47,226,583

During the six months ended June 30, 2003, shares issued for cash consisted of the following transactions:

- On March 31, 2003, we issued 1,750,000 common shares and 1,750,000 warrants in a private placement for cash proceeds of $595,000. The warrants have an exercise price of $1.00 per share and expire in March 2008.
- From April 17 to May 14, 2003, we issued 1,396,898 common shares and 698,450 warrants in a public offering for cash proceeds of $472,103. The warrants have an exercise price of $1.00 per share and expire in April and May 2008.
- On May 20 and May 22, 2003, we issued 2,015,504 common shares and 1,007,753 warrants in private placements for cash proceeds of $1,300,000. The warrants have an exercise price of $1.35 per share and expire in May 2008.

During the six months ended June 30, 2003, we issued 213,102 common shares and 51,551 warrants with a value of $89,298 in return for consulting and investor relations services. The warrants have an exercise price of $1.00 per share and expire in May 2008.

On August 6, 2002, we adopted an Employee Stock Purchase Plan ("ESPP") which allows employees to purchase common shares through payroll deductions. During the six months ended June 30, 2003, a total of 598,322 common shares were issued under the ESPP at prices ranging from $0.33 to $1.18 per share.

In accordance with the terms of our note payable to Doral 18, LLC ("Doral"), a conversion right with respect to $280,000 of principal accrued on March 1, 2003. Effective that date, Doral had the right to convert all or some of the accrued principal into the Company's common shares using a conversion price equal to 70% of the average closing price of our common shares for the five trading days prior to March 1, 2003. During the six months ended June 30, 2003, Doral elected to exercise their conversion right with respect to $266,290 of principal and, as a result, we issued to them 924,613 common shares. Of this amount, 681,994 common shares with a fair value of $266,290 relate to the payment of principal against the note. The remaining 242,619 common shares with a fair value of $97,037 represent additional shares issued in accordance with the beneficial conversion feature of the note, and were recorded as additional interest expense.

During the six months ended June 30, 2003, a total of 140,000 stock options were exercised at $.70 each for net proceeds of $98,000.

On June 2, 2003, we reduced the exercise price of 796,331 outstanding warrants held by a shareholder to $1.00 per share. As a result, we recorded a preferential warrant dividend of $176,472 as of the repricing date. The warrants had been previously issued with exercise prices ranging from $2.50 to $3.50.

Note 4. Notes Payable

Notes payable consisted of the following at June 30, 2003 and December 31, 2002:

	June 30, 2003	December 31, 2002
Note payable to BHP Minerals International, Inc.	$ 2,594,006	$ 2,505,040
Note payable to Doral 18, LLC	853,711	1,400,000
Less current portion	(853,711)	-
Long-term portion of notes payable	$ 2,594,006	$ 3,905,040

Note 5. Intangible Assets

Our intangible assets consist of patents and related expenditures associated with the titanium processing technology. In accordance with SFAS No. 142, we are amortizing these assets over their useful lives. The amortized intangible asset balance as of June 30, 2003 was:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and related expenditures	$ 1,517,736	$ (414,327)	$ 1,103,409

The weighted average amortization period for intangible assets is approximately 16.5 years. Amortization expense was $42,840 for the six months ended June 30, 2003, which represented the amortization relating to the identified intangible assets still required to be amortized under SFAS No. 142. For each of the next five years, amortization expense relating to intangibles will be $85,680 per year. Management believes the net carrying amount of intangible assets will be recovered by future cash flows generated by commercialization of the titanium processing technology.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the material changes in our financial condition between December 31, 2002 and June 30, 2003 and the material changes in our results of operations and financial condition between the three- and six-month periods ended June 30, 2002 and June 30, 2003. This discussion should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Overview

From inception through the end of 1993, our business consisted principally of the exploration of mineral properties for acquisition and exploration. During 1994, our focus changed as we became engaged in the acquisition, development and testing of mineral processing equipment for use in the recovery of fine, heavy mineral particles including gold, titanium, zircon and environmental contaminants.

In 1996, we acquired all patent rights to the Campbell Centrifugal Jig, since modified and renamed the Altair Centrifugal Jig. Since April 1996, we have acquired mineral leaseholds on approximately 8,700 acres of land in Tennessee. A prefeasibility study issued in July 1998 confirmed the existence of heavy minerals and suggests that the property warrants further exploration. Based on the results of these independent studies, we initiated additional feasibility testing, but have since suspended such testing due to a shortage of working capital.

In November 1999, we acquired all patent applications and technology related to a hydrometallurgical process developed by BHP Minerals International, Inc. ("BHP") primarily for the production of titanium dioxide products from titanium bearing ores or concentrates (the "titanium processing technology") and all tangible equipment and other assets (the "titanium processing assets") used by BHP to develop and implement the titanium processing technology.

The titanium processing technology has potential to produce both titanium pigments, which are commercially traded in bulk, and nanoparticles, which are sold on specialty product markets. The titanium processing technology also has a potential pharmaceutical application, a new active pharmaceutical ingredient that we call RenaZorb™, for the treatment of hyperphosphatemia (elevated serum phosphate levels) in patients undergoing kidney dialysis. During 2002, and through June 30, 2003, our efforts were directed toward these three applications of the titanium processing technology.

Liquidity and Capital Resources

We generated $24,711 of sales revenues in the first six months of 2003 but incurred a net loss of $2,651,585. At June 30, 2003, our accumulated deficit was $42,211,045, or an increase of $2,828,057 over the accumulated deficit at December 31, 2002. This increase was due to the net loss for the period plus a preferential warrant dividend of $176,472.

Our cash and short-term investments increased from $244,681 at December 31, 2002 to $1,032,248 at June 30, 2003 due to the receipt of $2,367,103 from the sale of common shares and warrants, receipt of $98,000 from the exercise of stock options and the collection of $130,000 of accounts receivable that were outstanding at December 31, 2002. These increases in cash were partially offset by normal cash operating expenditures and the payment of $280,000 of principal against the Doral 18, LLC note.

On August 6, 2002, we adopted an Employee Stock Purchase Plan ("ESPP") which allows employees to purchase common shares through payroll deductions. During the six months ended June 30, 2003, a total of 598,322 common shares were issued under the ESPP, resulting in proceeds of $277,212.

Current and Expected Liquidity. At June 30, 2003, we had cash and cash equivalents of $1,032,248, an amount that would be sufficient to fund our basic operations through October 2003. Between July 1, 2003 and the filing date of this report, we sold 891,524 common shares and 445,762 warrants to purchase common shares for proceeds of $757,795. This additional cash will allow us to continue our operations through December 2003. After that date,

we will require additional financing to provide working capital to fund our day-to-day operations. We will also require additional financing to continue our development work on the titanium processing technology and the Tennessee mineral property.

We expect to generate funds through offerings of our common stock and warrants to purchase our common stock, and additional exercises of outstanding warrants, during the remainder of 2003. We also expect to generate limited revenues from sales of nanoparticle products, fees generated from development and testing services provided to potential licensors of our titanium processing technology and government grant programs for development of nanotechnology applications. As of August 7, 2003, we have no commitments from investors to provide additional financing for periods after August 2003, to purchase titanium dioxide nanoparticles or to license our titanium processing technology.

We also expect to generate revenues through the licensing of our titanium processing technology, specifically the pharmaceutical application of the technology (i.e. RenaZorb™) and the application of our technology for large-scale titanium pigment production. With respect to large-scale titanium pigment production, Altair has completed initial testing for a materials company and has submitted a phase-two proposal for the economic evaluation of a demonstration titanium dioxide pigment plant that could be expanded to a full-scale plant with production capabilities of between 10-20 metric tons of titanium dioxide pigment per year. If the phase-two proposal is accepted in some form, Altair would expect to generate limited revenues in 2003 (but not sufficient to cover monthly operating expenses) in exchange for the testing and development work associated with the evaluation of a demonstration titanium dioxide plant. A licensing agreement associated with a full-scale plant would be expected to generate significant revenues in the long-term, but significant up-front revenues from such an agreement are unlikely.

With respect to RenaZorb™, testing of this product using animals was initiated in late 2002 and completed in April 2003, with test results indicating that RenaZorb™ has therapeutic potential in animal testing. In April 2003, we hired a consultant to contact pharmaceutical companies that may be interested in doing further testing and negotiating a license agreement. To date, several such companies have expressed an interest in RenaZorb™. Altair is uncertain what the terms of a RenaZorb™ license agreement would be, but pharmaceutical license agreements often involve up front or staged payments, in addition to royalties once the drug is approved by the FDA and marketed. We can, however, provide no assurance that we will enter into such a license agreement or that such license agreement would involve any significant up-front payments. If we are unable to enter into a license agreement with respect to RenaZorb™ or another product during 2003 (or otherwise consummate one or more significant licensing, sale or equity transactions), we will be forced to significantly curtail our operations and expenses, and our ability to continue as a going concern will be uncertain.

Capital Commitments. The following table discloses aggregate information about our contractual obligations including notes payable, mineral lease payments and contractual service agreements, and the periods in which payments are due as of June 30, 2003:

Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Notes Payable	$ 3,853,711*	$ 853,711	$ 600,000	$ 1,200,000	$ 1,200,000
Mineral Leases	1,135,021	181,410	452,868	392,055	108,688
Contractual Service Agreements	499,865	362,365	100,000	37,500	-
Total Contractual Obligations	$ 5,488,597	$ 1,397,486	$ 1,152,868	$ 1,629,555	$ 1,308,688

* Before discount of $405,996.

Critical Accounting Policies and Estimates

Management based this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to long-lived assets and stock-based compensation. We base our estimates on historical

experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company's future results of operations and cash flows.

- Long-lived assets. Our long-lived assets consist principally of titanium processing assets, the intellectual property (patents and patent applications) associated with it, and a building. At June 30, 2003, the carrying value of these assets was $8,064,000, or 88% of total assets. We evaluate the carrying value of long-lived assets when events or circumstances indicate that an impairment may exist. In our evaluation, we estimate the net undiscounted cash flows expected to be generated by the assets, and recognize impairment when such cash flows will be less than the carrying values. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or the absence of continuing technology rights protection.

- Stock-Based Compensation. We have two stock option plans which provide for the issuance of stock options to employees and service providers. Although Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock Based Compensation*, encourages entities to adopt a fair-value-based method of accounting for stock options and similar equity instruments, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. We have elected to follow the accounting provisions of APB 25 and to furnish the pro forma disclosures required under SFAS No. 123, but we also issue warrants and options to non-employees that are recognized as expense when issued in accordance with the provisions of SFAS No. 123. We calculate compensation expense under SFAS No. 123 using a modified Black-Scholes option pricing model. In so doing, we estimate certain key variables used in the model. We believe the estimates we use are appropriate and reasonable.

Results of Operations

Three Months Ended June 30, 2003 Compared to Three Months Ended June 30, 2002

The net loss applicable to shareholders for the quarter ended June 30, 2003, which was the second quarter of our 2003 fiscal year, totaled $1,511,063 ($.04 per share) compared to $4,588,254 ($.19 per share) for the second quarter of 2002. However, results for the second quarter of 2002 were significantly affected by an asset impairment of $2,759,956 recorded in June 2002. Other than this, the principal factors contributing to the losses during these periods were the lack of substantial revenue combined with the incurrence of operating expenses.

In the second quarter of 2003, we generated sales revenues of $4,434, all of which came from sales of titanium dioxide nanoparticles. In the second quarter of 2002, we generated sales revenues of $4,734 from sales of titanium dioxide nanoparticles and lithium titanate nanoparticles.

We have significantly reduced our expenditures for mineral exploration and development in order to conserve cash for operating requirements and development of the titanium processing technology. In addition, certain employees who were previously involved in mineral exploration and development have been reassigned to research and development work, primarily titanium pigment process development. Accordingly, mineral exploration and development expenses decreased by $191,422 from $206,589 in the second quarter of 2002 to $15,167 in the second quarter of 2003. We expect our expenditures on mineral exploration and development to remain low throughout 2003.

Our research and development ("R&D") efforts in the second quarter of 2003 were directed principally to pharmaceuticals, titanium pigment process development and nanoparticle products. R&D expenses increased by

$38,348 from $164,040 in the second quarter of 2002 to $202,388 in the same period of 2003, principally as a result of increased staff time being devoted to these R&D projects with a resulting decrease in time spent on mineral exploration and development activities. We expect our R&D expenses for the remainder of fiscal 2003 to remain at levels higher than those of fiscal 2002.

Professional services, which consist principally of legal, consulting and audit expenses, decreased by $72,159 from $229,367 during the second quarter of 2002 to $157,208 in the second quarter of 2003. In second quarter 2002, we incurred $134,000 in consulting costs, primarily for assistance with new financing, but in second quarter 2003, these costs were only $27,000. This decrease is partially offset by an increase in legal expenses of $35,000 resulting from an increase in financing activities and related regulatory filings, as well as increased patent work associated with the titanium processing technology.

General and administrative expenses decreased by $39,036 from $638,086 in second quarter of 2002 to $599,050 in the same period of 2003. Shareholder information expenses decreased by $29,000 as the result of a difference in the timing of these expenses from year to year. This timing difference is expected to reverse in the third quarter. Stock exchange fees decreased by $23,000 principally due to a billing error by Nasdaq that resulted in an over-billing in the second quarter of 2002. This error was corrected in the fourth quarter of 2002. Rents decreased by $63,000 due to our purchase, in August 2002, of the 204 Edison Way building that was previously leased. However, this decrease was partially offset by an increase in property taxes and utilities for the Edison Way building of $48,000. Sample costs decreased by $12,000 as more effort was placed into development projects and less into sample preparation. Technical operating costs such as laboratory supplies and small tools decreased by $21,000 as a result of our efforts to reduce expenditures. These decreases were partially offset by an increase in investor relations expense of $32,000. This increase resulted from a new investor relations program initiated in the second quarter of 2003. In addition, stock options expense increased by $23,000 as the result of options granted to a service provider, and general insurance expense increased by $7,000.

During the second quarter of 2002, we recorded an asset impairment for the jig assets which reduced their depreciable balance to zero. As a result, depreciation is no longer recorded for these assets and depreciation and amortization expense decreased by $67,343 from $285,702 in the second quarter of 2002 to $218,359 in the second quarter of 2003.

Interest expense decreased by $162,420 from $308,539 in the second quarter of 2002 to $146,119 in the second quarter of 2003. The decrease is due to a reduction in the principal balance of our note payable to Doral 18, LLC (the "Doral Note") from $1,400,000 to $853,711 during the six months ended 2003, and the effect of an amendment of the Doral Note in November 2002 which, among other things, reduced the balance from $2,000,000 to $1,400,000. The accounting guidance provided by EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, required that the amended note be recorded at its face amount with no discount, whereas the prior note had been recorded at a discount with subsequent amortization of the discount to interest expense. This elimination of the debt discount expense contributed to the decrease in interest expense from second quarter 2002 to second quarter 2003.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

For the six months ended June 30, 2003, the net loss applicable to shareholders was $2,828,057 ($.09 per share) compared to $6,267,785 ($.27 per share) for the same period of 2002. Again, results for the six months ended June 30, 2002 were significantly affected by an asset impairment of $2,759,956 recorded in June 2002.

During the six months ended June 30, 2003, sales revenues totaled $24,711. Of this amount, $6,015 came from sales of titanium dioxide nanoparticles. The remaining $18,696 of revenues came from fees earned under a services agreement entered into with a materials company in September 2002. Under the terms of the services agreement, we tested the materials company's mineral concentrates in the production of titanium dioxide pigments using our titanium processing technology. The testing is complete and a proposal for further development work has been given to the materials company for evaluation.

As explained above, we have significantly reduced our expenditures for mineral exploration and development and have reassigned certain employees to research and development work. As a result of this, mineral exploration and development expenses for the six months ended June 30, 2003 decreased by $314,896 to $43,881 from

$358,777 for the same period in 2002. In turn, research and development expenses increased by $112,532 from $302,649 in the six months ended June 30, 2002 to $415,181 in the same period of 2003.

Professional services decreased by $113,874 from $455,440 in the six months ended June 30, 2002 to $341,566 in the same period of 2003. Consulting expenses, which were incurred primarily for assistance with new financing, decreased from $250,000 in the six months ended June 30, 2002 to $105,000 during the same period in 2003. This decrease was partially offset by an increase in legal expenses for preparation of financing documents and regulatory filings, and additional patent work.

General and administrative expenses decreased by $89,326 from $1,246,214 during the six months ended June 30, 2002 to $1,156,888 in the same period of 2003. Shareholder information expenses decreased by $38,000 as the result of a difference in the timing of these expenses from year to year. This timing difference is expected to reverse in the third quarter. Stock exchange fees decreased by $34,000 principally due to a billing error by Nasdaq that resulted in an over-billing in the second quarter of 2002. This error was corrected in the fourth quarter of 2002. Rents decreased by $129,000 due to our purchase, in August 2002, of the 204 Edison Way building that was previously leased. However, this decrease was partially offset by an increase in utilities for the Edison Way building of $82,000. Sample costs decreased by $34,000 as more effort was placed into development projects and less into sample preparation. Technical operating costs such as laboratory supplies and small tools decreased by $44,000 as a result of our efforts to reduce expenditures. These decreases were partially offset by an increase in investor relations expense of $76,000. This increase resulted from new investor relations programs initiated during the first six months of 2003. In addition, stock options expense increased by $23,000 as the result of options granted to a service provider, and general insurance expense increased by $10,000.

During the second quarter of 2002, we recorded an asset impairment for the jig assets which reduced their depreciable balance to zero. As a result, depreciation is no longer recorded for these assets and depreciation and amortization expense decreased by $134,417 from $571,401 in the six months ended June 30, 2002 to $436,984 in the same period of 2003.

Interest expense decreased by $330,545 from $596,837 in the six months ended June 30, 2002 to $266,292 in the same period in 2003. The decrease is due to a reduction in the principal balance of the Doral Note from $1,400,000 at December 31, 2002 to $853,711 at June 30, 2003, and the effect of an amendment of the Doral Note in November 2002 which, among other things, reduced the balance from $2,000,000 to $1,400,000. The accounting guidance provided by EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, required that the amended note be recorded at its face amount with no discount, whereas the prior note had been recorded at a discount with subsequent amortization of the discount to interest expense. This elimination of the debt discount expense contributed to the decrease in interest expense from the six months ended June 30, 2002 to the six months ended June 30, 2003.

Forward-Looking Statements

This Quarterly Report on Form 10-Q (this "Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. Statements in this report regarding the ability of the Company to raise working capital necessary to fund our operations, development of the titanium processing technology and assets (including for pharmaceutical use), licensing of the titanium processing technology for pharmaceutical or other uses, development of the centrifugal jig and the Tennessee mineral property, and any future acquisition activities are forward-looking statements. You should keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.

Among the key factors that may have a direct bearing on the Company's operating results are various risks and uncertainties including, but not limited to, the following:

- We have not generated any substantial operating revenues and may not ever generate substantial revenues.

- As shown in the consolidated financial statements for the six months ended June 30, 2003, we incurred a net loss of $2,651,585 for the six months ended June 30, 2003, and since the date of inception have incurred cumulative net losses of $41,933,490. At June 30, 2003, current liabilities exceeded current assets by $485,133. These factors, among others, may raise substantial doubt about the Company's ability to continue as a going concern.

- We may not be able to raise sufficient capital to meet future obligations. As described in this Report, we need to raise additional capital in the short-term and in the long-term in order to continue our basic, day-to-day operations and continue development of the titanium processing technology. If we are unable to obtain sufficient capital, we may be unable to meet future obligations or adequately exploit existing or future opportunities, and may be forced to discontinue operations.

- The sale in the open market of recently sold common shares and common shares issuable upon the exercise of purchase rights under existing notes, options and warrants may place downward pressure on the market price of our common shares. Speculative traders may anticipate the exercise of purchase rights and, in anticipation of a decline in the market price of our common shares, engage in short sales of our common shares. Such short sales could further negatively affect the market price of our common shares.

- We have pledged all of the intellectual property, fixed assets and common stock of Altair Nanomaterials, Inc., our second-tier wholly-owned subsidiary, to secure repayment of a Secured Term Note with a face value of $1,400,000 issued on November 21, 2002. Altair Nanomaterials, Inc. owns and operates the titanium and nanoparticle processing technology we acquired from BHP in 1999. The Secured Term Note is also secured by a pledge of the common stock and leasehold assets of Mineral Recovery Systems, Inc., which owns and operates our leasehold interests in the Camden, Tennessee area. The Secured Term Note is due and payable on March 31, 2004. If we default on the Secured Term Note, severe remedies will likely be available to the holder of the Secured Term Note, including immediate seizure and disposition of all pledged assets.

- In the short run, to the extent we generate any significant revenue, we expect such revenue to come through the licensing of our titanium processing technology, specifically the pharmaceutical application of the technology (i.e. RenaZorb™) and the application of our technology for large-scale titanium pigment production. With respect to both possible applications, we have conducted, and/or interested parties have conducted, initial testing, and we are in discussions regarding follow up testing that could reasonably lead to a significant license agreement. However, with respect to both possible applications, we have no formal or informal commitments to license our technology and cannot predict when, or if, any significant licensing agreement will be signed. If we are unable to enter into such a license agreement during 2003 (or otherwise consummate one or more significant licensing, sale or equity transactions), we will be forced to significantly curtail our operations and expenses, and our ability to continue as a going concern will be uncertain.

- In the short run, we also plan to use the titanium processing technology to produce TiO2 nanoparticles, and we also intend to license the technology to others. TiO2 nanoparticles and other products we intend to initially produce with the titanium processing technology generally must be customized for a specific application working in cooperation with the end user. We are still testing and customizing our TiO2 nanoparticle products for various applications and have no long-term agreements with end users to purchase any of our TiO2 nanoparticle products. In addition, we have not yet entered into any agreements to license the technology. We may be unable to recoup our investment in the titanium processing technology and titanium processing equipment.

- We have not completed testing of, or developed a production model of, any series of the jig. In part because of our liquidity shortage, we do not expect to complete testing and development of the jig during the coming year and have determined to focus most of our limited resources on the titanium processing technology. We may never develop a production model of the jig.

- Our capital shortage has also forced us to discontinue development work on the Tennessee mineral property and make only those expenditures that are necessary to maintain the property. If additional capital becomes available, we intend to resume the process of conducting feasibility testing of the Tennessee mineral

property. Because we are at an early stage of testing, we are unable to provide any assurance that mining of the Tennessee mineral property is feasible. Our test production at the pilot plant, economic analysis and additional exploration activities may indicate any of the following:

- that the Tennessee mineral property does not contain heavy minerals of a sufficient quantity, quality or continuity to permit any mining;
- that production costs exceed anticipated revenues;
- that end products do not meet market requirements or customer expectations;
- that there is an insufficient market for products minable from the Tennessee mineral property; or
- that mining the Tennessee mineral property is otherwise not economically or technically feasible.

In addition to the foregoing, we recommend that you review the risk factors and other cautionary statements contained in the Company's other filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2002.